SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 10 April, 2008


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 10 April, 2008 re: Director/PDMR Shareholding




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                                                   Secretary's Department
                                                                                  Direct line:     020-7356 1043
                                                   25 Gresham Street
                                                                                  Network:        7-400 1043
                                                   London
                                                                                  Switchboard:  020-7626 1500
                                                   EC2V 7HN
                                                                                  Facsimile:       020-7356 1038

                                                                                  Network Fax:  7-400 1038

                                                                                  email:
                                                                                  alastair.michie@lloydstsb.co.uk

                                                                                  Alastair J Michie
                                                                                  Company Secretary



The London Stock Exchange                                     10th April, 2008

RNS
10 Paternoster Square
London EC4M 7LS





Dear Sirs


Lloyds TSB Group plc
Notification of transaction by person discharging managerial responsibility


On 10th April, 2008 Mr. Kane received 37,578 ordinary shares of 25p each in
Lloyds TSB Group plc to which he was entitled as 'performance shares' under the Lloyds TSB performance share plan. This is the appropriate number of shares from those which had been conditionally awarded to him on 18th March 2005, details of which were fully disclosed at that time and have been reported in each subsequent annual report of the company.

The notification relates to a transaction notified to Lloyds TSB Group plc today in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's
disclosure and transparency rules.   The transaction took place in the UK and
the shares are listed on the London Stock Exchange.



Yours faithfully,

A.J. Michie
Secretary





               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.






                                                   Secretary's Department
                                                                                  Direct line:     020-7356 1043
                                                   25 Gresham Street
                                                                                  Network:        7-400 1043
                                                   London
                                                                                  Switchboard:  020-7626 1500
                                                   EC2V 7HN
                                                                                  Facsimile:       020-7356 1038

                                                                                  Network Fax:  7-400 1038

                                                                                  email:
                                                                                  alastair.michie@lloydstsb.co.uk

                                                                                  Alastair J Michie
                                                                                  Company Secretary



The London Stock Exchange                                     10th April, 2008


RNS
10 Paternoster Square
London EC4M 7LS





Dear Sirs


Lloyds TSB Group plc
Notification of transaction by person discharging managerial responsibility


On 10th April, 2008 Mrs. Sergeant received 20,876 ordinary shares of 25p each in
Lloyds TSB Group plc to which she was entitled as 'performance shares' under the Lloyds TSB performance share plan. This is the appropriate number of shares from those which had been conditionally awarded to her on 18th March 2005, details of which were fully disclosed at that time and have been reported in each subsequent annual report of the company.

The notification relates to a transaction notified to Lloyds TSB Group plc today in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's
disclosure and transparency rules.   The transaction took place in the UK and
the shares are listed on the London Stock Exchange.



Yours faithfully,


A.J. Michie
Secretary











               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.






                                                   Secretary's Department
                                                                                  Direct line:     020-7356 1043
                                                   25 Gresham Street
                                                                                  Network:        7-400 1043
                                                   London
                                                                                  Switchboard:  020-7626 1500
                                                   EC2V 7HN
                                                                                  Facsimile:       020-7356 1038

                                                                                  Network Fax:  7-400 1038

                                                                                  email:
                                                                                  alastair.michie@lloydstsb.co.uk

                                                                                  Alastair J Michie
                                                                                  Company Secretary




The London Stock Exchange                                     10th April, 2008


RNS
10 Paternoster Square
London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc
Notification of transaction by person discharging managerial responsibility


On 10th April, 2008 Mr. Wiscarson received 35,751 ordinary shares of 25p each in
Lloyds TSB Group plc to which he was entitled as 'performance shares' under the Lloyds TSB performance share plan. This is the appropriate number of shares from those which had been conditionally awarded to him on 18th March 2005, details of which were fully disclosed at that time and have been reported in each subsequent annual report of the company.

The notification relates to a transaction notified to Lloyds TSB Group plc today in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's
disclosure and transparency rules.   The transaction took place in the UK and
the shares are listed on the London Stock Exchange.



Yours faithfully,


A.J. Michie
Secretary














               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.








                                                   Secretary's Department
                                                                                  Direct line:     020-7356 1043
                                                   25 Gresham Street
                                                                                  Network:        7-400 1043
                                                   London
                                                                                  Switchboard:  020-7626 1500
                                                   EC2V 7HN
                                                                                  Facsimile:       020-7356 1038

                                                                                  Network Fax:  7-400 1038

                                                                                  email:
                                                                                  alastair.michie@lloydstsb.co.uk



                                                                                  Alastair J Michie
                                                                                  Company Secretary


The London Stock Exchange                                     10th April, 2008


RNS
10 Paternoster Square
London EC4M 7LS





Dear Sirs


Lloyds TSB Group plc
Notification of transaction by person discharging managerial responsibility


On 10th April, 2008 Mr. Daniels received 97,860 ordinary shares of 25p each in
Lloyds TSB Group plc to which he was entitled as 'performance shares' under the Lloyds TSB performance share plan. This is the appropriate number of shares from those which had been conditionally awarded to him on 18th March 2005, details of which were fully disclosed at that time and have been reported in each subsequent annual report of the company.

The notification relates to a transaction notified to Lloyds TSB Group plc today in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's
disclosure and transparency rules.   The transaction took place in the UK and
the shares are listed on the London Stock Exchange.


Yours faithfully,



A.J. Michie
Secretary






               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.






                                                   Secretary's Department
                                                                                  Direct line:     020-7356 1043
                                                   25 Gresham Street
                                                                                  Network:        7-400 1043
                                                   London
                                                                                  Switchboard:  020-7626 1500
                                                   EC2V 7HN
                                                                                  Facsimile:       020-7356 1038

                                                                                  Network Fax:  7-400 1038

                                                                                  email:
                                                                                  alastair.michie@lloydstsb.co.uk



                                                                                  Alastair J Michie
                                                                                  Company Secretary



The London Stock Exchange                                     10th April, 2008


RNS
10 Paternoster Square
London EC4M 7LS





Dear Sirs


Lloyds TSB Group plc
Notification of transaction by person discharging managerial responsibility


On 10th April, 2008 Mrs. Weir received 28,183 ordinary shares of 25p each in
Lloyds TSB Group plc to which she was entitled as 'performance shares' under the Lloyds TSB performance share plan. This is the appropriate number of shares from those which had been conditionally awarded to her on 18th March 2005, details of which were fully disclosed at that time and have been reported in each subsequent annual report of the company.

The notification relates to a transaction notified to Lloyds TSB Group plc today in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's
disclosure and transparency rules.   The transaction took place in the UK and
the shares are listed on the London Stock Exchange.


Yours faithfully,


A.J. Michie
Secretary





















               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.






                                                   Secretary's Department
                                                                                  Direct line:     020-7356 1043
                                                   25 Gresham Street
                                                                                  Network:        7-400 1043
                                                   London
                                                                                  Switchboard:  020-7626 1500
                                                   EC2V 7HN
                                                                                  Facsimile:       020-7356 1038

                                                                                  Network Fax:  7-400 1038

                                                                                  email:
                                                                                  alastair.michie@lloydstsb.co.uk



                                                                                  Alastair J Michie
                                                                                  Company Secretary



The London Stock Exchange                                     10th April, 2008


RNS
10 Paternoster Square
London EC4M 7LS



Dear Sirs



Lloyds TSB Group plc
Notification of transaction by person discharging managerial responsibility



On 10th April, 2008 Mr. Fairey sold 54,070 ordinary shares of 25p each in Lloyds
TSB Group plc at 446.5p per share. These shares had been received by him on the same day as 'performance shares' under the Lloyds TSB performance share plan.
This is the appropriate number of shares from those which had been conditionally awarded to him on 18th March 2005, details of which were fully disclosed at that time and have been reported in each subsequent annual report of the company.

The notification relates to a transaction notified to Lloyds TSB Group plc today in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's
disclosure and transparency rules.   The transaction took place in the UK and
the shares are listed on the London Stock Exchange.





Yours faithfully,

A.J. Michie
Secretary



















               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.






                                                   Secretary's Department
                                                                                  Direct line:     020-7356 1043
                                                   25 Gresham Street
                                                                                  Network:        7-400 1043
                                                   London
                                                                                  Switchboard:  020-7626 1500
                                                   EC2V 7HN
                                                                                  Facsimile:       020-7356 1038

                                                                                  Network Fax:  7-400 1038

                                                                                  email:
                                                                                  alastair.michie@lloydstsb.co.uk


                                                                                  Alastair J Michie
                                                                                  Company Secretary







The London Stock Exchange                                     10th April, 2008


RNS
10 Paternoster Square
London EC4M 7LS





Dear Sirs

Lloyds TSB Group plc
Notification of transaction by person discharging managerial responsibility


On 10th April, 2008 Mr. Tate received 38,491 ordinary shares of 25p each in Lloyds TSB Group plc to which he was entitled as 'performance shares' under the Lloyds TSB performance share plan. This is the appropriate number of shares from those which had been conditionally awarded to him on 18th March 2005, details of which were fully disclosed at that time and have been reported in each subsequent annual report of the company.

The notification relates to a transaction notified to Lloyds TSB Group plc today in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's
disclosure and transparency rules.   The transaction took place in the UK and
the shares are listed on the London Stock Exchange.



Yours faithfully,

A.J. Michie
Secretary







               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.









                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date: 10 April, 2008